

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Eugene N. Dubay
Chief Executive Officer and President
Atlas Pipeline Holdings GP, LLC and
Atlas Pipeline Partners GP, LLC
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Pipeline Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-32953**
>
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Current Report on Form 8-K**
> **Filed January 8, 2010**
> **File No. 001-14998**

Dear Mr. Dubay:

     We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
>
> H. Christopher Owings
> Assistant Director